Mail Stop 4561

August 2, 2007

Philip E. Soran
Chairman, President and Chief Executive Officer
Compellent Technologies, Inc.
7625 Smetana Lane
Eden Prairie, Minnesota 55344

Re: **Compellent Technologies, Inc.**
        Registration Statement on Form S-1
        Filed on July 2, 2007
        File No. 333-144255

Dear Mr. Soran:

    We have reviewed your Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We will process your amendments with price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. Please provide us with clear copies of any graphics you intend to use for our review. Note that the text used in a graphic must adhere to plain English principles. Please see the guidance provided by on the use of graphics in our Corporation Finance Current Issues Outline, March 2001, available on our website at www.sec.gov.

Summary

3. Please provide verifiable support for your claims here, in MD&A and in the business section that SS&C is "a leading provider" of enterprise-class network storage solutions and that your Storage Center "is the most comprehensive enterprise-class network storage solution available today."

4. Please confirm whether the 550 enterprises that have purchased your Storage Center represents the cumulative number of customers since inception or the number of current or active customers.

5. Please expand your discussion of the differentiating business model factors to briefly describe the "all-channel assisted sales model" and "virtual manufacturing strategy" you reference and to better explain how they enable you to achieve the results you describe.

6. We note your references, here and in the business section, to InfoWorld, Computer Reseller News, Gartner, IDC and other industry data sources. Please provide us with supporting documentation marked to highlight the industry data you cite and recognition, such as awards, you reference. Ensure that you set forth the publication dates of all cited reports. Tell us whether the cited data is generally available to the public or whether any of the data reports were commissioned by you for your use. In this regard, we note that you commissioned an end user study by Enterprise Strategy Group; explain to us why you have not filed a consent from this entity (see page 55).

7. We note your discussion on pages 1 and 51 regarding your strong growth and increasing revenues financial results from 2005 to 2007. For balanced disclosure, please state prominently in the summary that all of your product revenues come from a single product, namely Storage Center, and include a discussion of your net losses during the same periods and your accumulated deficit. We note your reference to losses and accumulated deficit on page 4.

Risk Factors, page 8

8. Please revise the introductory paragraph on page 8 to delete the last sentence of the introduction. You should not refer to unidentified risks in the risk factor section, which should be limited to the most significant factors known to you that make the offering speculative or risky. See Item 503(c) of Regulation S-K.

9. Avoid the general conclusions you make in some of your risk factors that the risk discussed "could harm our business" or "our business could be harmed" or "may harm our business." Instead, replace this language with specific disclosure on what the harmful effects to your business or financial results might be.

<u>We receive a substantial portion of our revenue from a limited number of channel partners, page 12</u>

10. Please briefly describe the material features of the channel partner agreements on which you substantially depend. A more comprehensive discussion of these features should be included in the business section. Include, as appropriate, a discussion of the channel partner agreements that involve installation and configuration of your Storage Center. We refer you to the risk factor at the bottom of page 14. We note your disclosure that you have no long-term contracts with any of your channel partners. Tell us what consideration you gave to filing any of these agreements or form of agreement as exhibits to the registration statement.

<u>The loss of any key suppliers or the failure to accurately forecast demand, page 13</u>

11. We note your disclosure that you currently rely on a limited number of suppliers for components. We further note in the risk factor immediately following that you also rely on a single third-party hardware maintenance provider, Anacomp. Please explain the business arrangements with Anacomp in greater detail and file the agreements with Bell Microproducts, Xyratex Corporation and Anacomp, if any, as exhibits to the registration statement or advise as to why you believe these agreements need not be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

<u>The U.S. government has contributed to our revenue growth, page 15</u>

12. Revise the risk factor subheading to quantify the portion of your revenues generated by U.S. government contracts. Identify the government agencies to the extent material and tell us whether the aggregate amount was equal to 10% or more of your revenues in any of the relevant periods.

<u>We expect to face numerous challenges as we attempt to grow our operations, page 16</u>

13. Please file the agreement with Amex as an exhibit to the registration or advise as to why you believe this agreement need not be filed.

<u>We will incur significant costs as a result of operating as a public company, page 19</u>

14. Please revise to provide a separate risk factor alerting investors to the significant deficiencies identified by your independent registered public accounting firm and the resulting restatements. Expand the disclosure in that risk factor to address specifically how and when you believe you met the personnel requirements to eliminate both the segregation of duties and financial management and reporting infrastructure deficiencies. To the extent the costs associated with remedying these deficiencies were material, they should be discussed. Include a cross-reference to what should be a more detailed discussion of these matters in MD&A. See our comment below.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

General

15. We note from your risk factor disclosure that Compellent identified significant deficiencies upon reviewing its internal control over financial reporting in anticipation of complying with Section 404 of the Sarbanes-Oxley Act. To the extent you consider the cost of becoming compliant or maintaining compliance with Section 404 to be material, you should discuss the impact of compliance on results of operations and liquidity. Please refer to Item 303 of Regulation S-K.

Overview

16. Where you discuss product revenue and product support and services revenue on page 33, consider disclosing here—as well as in the summary section of the prospectus—that the substantial portion of your revenues is generated by product sales and only a small, though increasing portion of revenues is generated from product support and services.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 36

17. We note that you refer to independent valuations on page 37. While you are not required to make reference to these valuations, when you do you should also disclose the name of the expert and include the consent of the expert in the Form S-1.

18. Tell us how you determined the fair value of your common stock at each of the stock option grant dates in 2006 and for any options granted in 2007 through the date of your response letter. Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value. In order to help us evaluate your estimates, please provide a schedule showing for each option, or group of similar options:

- the grant date;
- the grantee;
- vesting terms;
- exercise price;
- estimated fair value of the option;
- estimated fair value of the underlying common stock;
- the total amount of compensation cost; and
- the amount recognized as expense.

We may have additional comments when you disclose the anticipated offering price.

19. Expand the table of stock option grants at page 38 to include the number of options granted during each of the periods presented and the fair value of the options.

20. Expand the disclosure of stock-based compensation to include a discussion of the specific methodology you used to estimate the fair value of your common stock during 2006 and the subsequent interim periods in 2007. Discuss the specific uncertainties associated with the methods, assumptions, or levels of judgment utilized and provide quantitative information where practicable to demonstrate the sensitivity of your estimates to change.

21. Further disclose in MD&A the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

Results of Operations, page 39

Comparison of Three Months Ended March 31, 2006 and 2007, page 40

22. Please briefly discuss the "productivity improvements" from existing channel partners and quantify the increases in new channel partners and personnel growth for each of the relevant periods covered.

23. Expand to disclose in quantitative terms the extent to which changes in revenues from one period to the next were attributable to changes in prices as opposed to changes in volume. In this respect, describe the trend for prices of your products (and any separate trend for changes in prices of product support and services) over the period of the last three years and subsequent interim period. Please refer to Item 303(a)(3)(iii) of Regulation S-K.

24. Please discuss in greater detail the factors affecting the 362% increase in services revenues (and 472% increase for the years ended December 31, 2005 and 2006) by quantifying the number of training offerings and increase in installation services. Clarify whether these increases were a mere function of the increase in products sold or resulted from a concerted effort or campaign on the part of management to grow services revenue.

Comparison of Years Ended December 31, 2005 and 2006, page 42

25. Please quantify your disclosure regarding the lower revenue achieved per megabyte for disk drives and the offsetting effect of the increased revenue from enhanced capacity and complexity of the systems sold. See page 42.

26. We note that you nearly doubled the sales and marketing team in 2006 and have added another 13 people in the first quarter of 2007. Please expand to discuss the how these substantial increases impact your business strategy and structure. Discuss the extent to which the expanded sales and marketing team is concentrated in one or more locations, is focused domestically or internationally, or had any other material impact on your business

of which investors should be aware. Review the results of operations disclosure to provide contextual background and managerial insight into other material changes that occurred from period to period.

Liquidity and Capital Resources, page 46

27. Revise to provide a description of your operating cash flows that will contribute to an understanding of your operating cash flows and not simply repeat changes in financial statement line items that are readily apparent in the financial statements. That is, you should identify the underlying drivers to such flows.

Business, page 51

28. Please briefly explain what virtual servers are and the interplay between server and storage virtualization. Explain the extent to which server virtualization is a necessary component of storage virtualization and ultimately of the virtualized data center.

29. Tell us the basis for your belief that Storage Center is "the only commercially available solution" that provides the features your system provides. Please refer to your disclosure on page 54. Also, provide support for your statement on the same page that the Dynamic Black Architecture delivers "significant improvements in the cost, administration and recovery of data." We note your statement on page 55 that you believe Storage Center's automated tiered storage "can result in significant cost savings for end users." To the extent the cost savings is not proven with regard to any of your costs savings claims, please revise throughout so that the disclosure is consistent.

30. Given the numerous claims you make regarding cost-effectiveness, cost savings and affordability of your product, please provide comparative pricing information relating to your product and those of your direct competitors.

31. Please refer to the graphic at the top of page 61. Please explain the terms "FC," "Mid-Tier FC," and "SATA" and the RAID terms listed under each. The significance of these terms in understanding the graphic is not clear.

32. Disclose in quantified terms the current backlog for the most recent period and its growth over the amount for the previous year and indicate the portion not reasonably expected to be filled within the current fiscal year, if any. See Item 101(c)(1)(viii) of Regulation S-K.

Director Compensation, page 72

33. Please clarify whether your policy has changed from 2006 wherein none of the non-employee directors received any compensation for their service on the board or on any board committee. In this regard, we note your statement that your directors do not currently

receive any cash compensation for their services and that Mr. Wehrwein received a fully vested stock award in 2007.

Compensation Discussion and Analysis, page 73

34. We note disclosure on page 73 that one of the primary objectives of the compensation committee is to "align executives' incentives with stockholder value creation." Please expand your disclosure to indicate how your executive compensation programs will be, or have been, designed to do this. See Item 402(b)(1)(i) of Regulation S-K.

35. Discuss the extent to which each compensation element affects decisions regarding other elements. See Item 402(b)(1)(vi).

36. Please expand to discuss in greater detail the role of Mr. Soran, as Chief Executive Officer, in the compensation process. Refer to Item 402(b)(2)(xv) of Regulation S-K. Your disclosure should include a discussion of whether or not Mr. Soran makes recommendations to the compensation committee regarding the compensation of other executives as well as his own compensation. Such a discussion should identify any measures, targets or similar items used in determining compensation amounts. Explain whether Mr. Soran has the ability to call or attend compensation committee meetings.

37. Please describe the executive compensation philosophy referenced on page 73.

38. Please clarify your statement that you have not historically benchmarked your executive compensation against your peer companies in light of your statement that you have historically taken into account publicly available data relating to the compensation practices of other companies within and outside your industry and that you adjust salaries from time to time to realign them with market levels. To the extent you believe your compensation packages to be competitive with your peer companies, please identify the companies that form the basis for this statement. See Item 402(b)(2)(xiv) of Regulation S-K.

39. The discussion regarding base salary should describe what specific items of corporate performance are taken into account in setting compensation policies and making compensation decisions. Moreover, the discussion should also describe the elements of individual performance and/or contribution that are taken into account in structuring and implementing specific forms of compensation. We note that you do not describe the specific elements of individual performance that were used in establishing cash incentive payments for the named executive officers. See Items 402(b)(2)(v) and (vii) of Regulation S-K. Note that corporate objectives or targets should be described to the extent they do not involve confidential trade secrets or confidential commercial or financial information. See Instruction 4 to 402(b) of Regulation S-K. Please revise accordingly.

40. Please revise the disclosure to cover actions regarding executive compensation taken after the end of your last fiscal year. In this regard, target information regarding corporate

objectives and individual performance, such as the information to be provided for fiscal year 2006, should also be provided for fiscal year 2007. See Instruction 2 to Item 402(b).

41. Explain the purpose of repurchasing certain shares held by Messrs. Judd and Johnson in March and April 2007 and then granting new stock options and a related bonus.

Executive Compensation

Summary Compensation Table, page 78

42. Please refer to footnote 5 of the summary compensation table. Please quantify separately the amounts paid to Ms. Suter pursuant to the severance arrangement and that paid as accrued vacation.

Part II

Recent Sales of Unregistered Securities

43. Regarding the February 2007 issuance to a consultant described in paragraph (9), please describe the nature and value of the services rendered. See Item 701(c) of Regulation S-K.

Financial Statements

Note 1: Business Description and Significant Accounting Policies, page F-7

44. Refer to your accounting policy for accounts receivable on page F-8. We note on page 35 that you use resellers, or channel partners, to sell your products. We also note that you usually recognize revenues for sales to channel partners but sometimes recognize sales directly to the end user and record a commission to the channel partner. Please clarify in your revenue recognition policy your basis for determining the amount of revenue recognized, that is, whether you record the amount of the revenue based on the reseller's agreement with you or the amount charged to the end user by the reseller. Also, clarify whether you recognize revenue when delivery occurs to the reseller, based on evidence of a third party end user agreement, or to the end user of your systems after the system is installed for the end user. Please revise page 35 accordingly. See EITF 99-19 and SAB 104 for guidance.

45. Refer to your accounting policy for revenue recognition on page F-9. We note on page 32 that you combine your software with standards-based hardware into a single network system. We also note on pages 1 and 57 that you describe your production of these systems as "virtual manufacturing strategy" in which you custom configure, ship, merge in transit and deliver your system to the end user as one order. Please tell us the basis for recognizing revenue from hardware on a gross basis, given the above operating strategies, using the guidance in EITF 99-19 in your response. Expand your accounting policy for revenue

recognition for hardware to clarify whether you take title to the hardware prior to the system construction.

46. Please expand your revenue recognition policy to explain the reason for the timing of revenue recognition when there is evidence of a third-party end user sale. Clarify whether the channel partners have a right of return that precludes revenue recognition at the time the products and systems are received by the channel partner or whether the channel partner only acts as a broker and does not take title to your products prior to the sale to the end user.

47. We note on pages 35 and F-9 that, in arrangements that include rights to multiple software and hardware products and/or services, you use the guidance in SOP 97-2, EITF 00-21 and the residual method. Describe in further detail how you apply this method to arrangements containing multiple software products. In this regard, please clarify whether or not any software products remain undelivered at inception of the arrangements. If so, describe how you establish vendor-specific objective evidence for those undelivered software products.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Furnish requests for acceleration on behalf of the company and the underwriters at least two days prior to the requested effective date. Refer to Rules 460 and 461 of Regulation C of the Securities Act of 1933 and Rule 15c2-8 of the Securities and Exchange Act of 1934 regarding distribution of the preliminary prospectus, requests for acceleration and notification of NASD review and concurrence.

You may contact Claire DeLabar at 202-551-3349 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 650-849-7400
        Mark P. Tanoury, Esq.
        John T. McKenna, Esq.
        Nicole C. Brookshire, Esq.
        Cooley Godward Kronish, LLP